UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14187
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.
401(K) TRUST
AND PLAN
FINANCIAL
STATEMENTS
DECEMBER 31,
2008 AND 2007

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN

Cleveland Office
32125 Solon Road
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com
Providing the
services that
bring solutions.

member of:
OSCPA, PCAOB, the AICPA’s
Center for Public Company Audit Firms, and
the Leading Edge Alliance.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RPM International Inc. Audit Committee
RPM International Inc. 401(k) Trust and Plan
Medina, Ohio
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. 401(k) Trust and Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2008, and the supplemental schedule of assets (held at end of year) as of December 31, 2008. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, on the basis of accounting described in Note A.
/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 22, 2009

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	DECEMBER 31,
	2008	2007
ASSETS

Investments, at fair value	$269,511,116	$365,101,596

Receivables
Employer’s contribution	690,456	635,239
Participants’ contributions	1,256,493	1,262,048

	1,946,949	1,897,287

Adjustment from fair value to contract value for fully benefit responsive investment contract	2,832,397	—

NET ASSETS AVAILABLE FOR BENEFITS	$274,290,462	$366,998,883

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
FOR THE
YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Participants	$21,020,624
Employer	10,797,349
Rollover contributions	1,720,043	$33,538,016

Investment income (losses)
Interest and dividends	7,955,634
Unrealized loss on investments	(97,648,569)
Realized loss on sale of investments	(12,294,528)	(101,987,463)

		(68,449,447)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	23,722,158
Administrative expenses	536,816	24,258,974

Net decrease		(92,708,421)

Net assets available for benefits:

Beginning of year		366,998,883

End of year		$274,290,462

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A — Significant accounting policies
Basis of accounting
The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.
The Plan has adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and
SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contributions
Contributions are recorded on an accrual basis.
Payment of benefits
Benefits are recorded when paid.
Use of estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE B — Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan was amended effective January 1, 2007 to allow participants to contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nineteen investment funds as investment options for participants. The Plan is a “safe harbor 401(k) plan.” The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.
Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both for employee and employer, and earnings thereon.
Participant loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.
Payment of benefits
Upon termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE B — Description of the Plan (continued)
Plan expenses
During 2008, the administrative expenses, audit fees, certain legal expenses, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.
NOTE C — Fair value measurements
On January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). SFAS 157 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. SFAS does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.
SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobserved inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Input to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual term), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE C — Fair value measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value of shares held by the plan at year-end.
RPM Stock Fund: Valued at net asset value of units held by the Plan at year-end.
Common/collective trusts: Valued at net asset value of units held by the Plan at year-end.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$187,019,388	$—	$—	$187,019,388
RPM Stock fund	—	16,793,312	—	16,793,312
Common/collective trusts	—	59,926,455	—	59,926,455
Insurance contracts	—	—	84,767	84,767
Participant loans	—	—	5,687,194	5,687,194

Balance at December 31, 2008	$187,019,388	$76,719,767	$5,771,961	$269,511,116

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Insurance	Participant
	Contracts	Loans	Total
Balance, beginning of year	$80,342	$5,968,675	$6,049,017
Purchases, sales, issuances, settlements (net)	—	(281,481)	(281,481)
Unrealized gains (losses) relating to instruments still held at the reporting date	4,425	—	4,425

Balance, end of year	$84,767	$5,687,194	$5,771,961

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE D — Investments
The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets:

	2008	2007
American Washington Mutual Investors Fund	$18,653,655	$31,606,117
Fidelity Contrafund	31,908,113	52,367,073
Janus Balanced Fund	24,727,615	29,190,491
Diversified Stable Value Fund	51,936,853	39,847,761
Growth Fund of America	29,956,809	51,837,846
Fidelity Advisor Mid Cap Fund	*	21,519,065
Neuberger & Berman Genesis Fund	15,065,928	21,077,370
Fidelity Advisor Government Income Fund	21,212,172	*
RPM International Inc. Stock Fund	16,793,312	27,219,954

*	Assets did not amount to 5% of the total value during this period.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $109,943,097.

Registered investment companies and company stock fund	$(107,108,144)
Common/collective Trust	(2,834,953)

$(109,943,097)

NOTE E — Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE F — Income tax status
The Plan obtained its latest determination letter on September 5, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE G — Related party transactions
The Diversified Stable Value Fund and Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $438,601 for the year ended December 31, 2008.
In addition, at December 31, 2008, the Plan held shares of RPM International, Inc. Income Stock Fund valued at $16,793,312. At December 31, 2007, the Plan held shares of RPM International, Inc. Income Stock Fund valued at $27,219,954. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
NOTE H — Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Note I — Reconciliation to Form 5500
As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements	$274,290,462
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,832,397)

Net assets per the Form 5500	$271,458,065

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2008:

Investment income (loss) per the financial statements	$(101,987,463)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,832,397)

Investment income (loss) per the Form 5500	$(104,819,860)

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
EIN #34-6550857
PLAN NUMBER 011
SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

		(c)
(a)	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current value at
	lessor, or similar party	collateral, par or maturity value	December 31, 2008

*	Wachovia Bank, N.A., Diversified Stable Value Fund	Common/collective trusts	$51,936,853
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	Common/collective trusts	7,989,602
	Fidelity Advisor Mid Cap Fund	Registered investment company	9,543,022
	Fidelity Contrafund	Registered investment company	31,908,113
	Growth Fund of America	Registered investment company	29,956,809
	Neuberger & Berman Genesis Fund	Registered investment company	15,065,928
	American Washington Mutual Investors Fund	Registered investment company	18,653,655
	American Europacific Growth Fund	Registered investment company	7,336,563
	Dodge & Cox International Stock Fund	Registered investment company	11,942,876
	Janus Balanced Fund	Registered investment company	24,727,615
	Evergreen Core Bond Fund	Registered investment company	3,959,849
	Fidelity Advisor Government Investment Fund	Registered investment company	21,212,172
*	RPM International Inc. Stock Fund	Company stock	16,793,312
	Vanguard Target Retirement 2010 Fund	Registered investment company	1,136,238
	Vanguard Target Retirement 2015 Fund	Registered investment company	2,597,095
	Vanguard Target Retirement 2020 Fund	Registered investment company	1,743,977
	Vanguard Target Retirement 2025 Fund	Registered investment company	2,488,387
	Vanguard Target Retirement 2030 Fund	Registered investment company	1,533,080
	Vanguard Target Retirement 2040 Fund	Registered investment company	3,200,640
	Northwestern Mutual Life Insurance	Life insurance	84,767
	Cash		13,369
*	Participant Loans	Loans (4.00% to 10.50%)	5,687,194

	Total Investments		$269,511,116

*	Denotes an allowable party in interest

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner

Janeen Kastner, Vice President — Corporate
Benefits & Risk Management
Date: June 26, 2009

EXHIBIT INDEX

23.1	Consent of SS&G Financial Services, Inc.